                                                  ------------------------------
                                                  OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:  3235-0145
                                                  Expires:  October 31, 1997
                                                  Estimated average burden hours
                                                  per response ............14.90
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO. 1)(1)

                         PHYSICIAN SALES & SERVICE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   7194-OL-107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Stanton Keith Pritchard, Gulf South Medical Supply, Inc.
                     One Woodgreen Place, Madison, MS 39110
                                 (610) 856-5900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)


--------- -------------

       (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 7194-OL-107                  13D                    PAGE 2 OF 19 PAGES


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          Gulf South Medical Supply, Inc.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            06-1251310
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     8,098,523 (acquisition of such shares is
                                     conditioned upon the occurrence of certain
                                     events specified in a Stock Option
                                     Agreement dated December 14, 1997 and filed
                                     as Exhibit 2 to the Schedule 13D filed on
                                     December 24, 1997, which is hereby
          SHARES                     incorporated by reference).
       BENEFICIALLY          -------- ------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
           EACH                      2,719,423
        REPORTING            -------- ------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH                      8,098,523 (acquisition of such shares is
                                     conditioned upon the occurrence of certain
                                     events specified in a Stock Option
                                     Agreement dated December 14, 1997 and filed
                                     as Exhibit 2 to the Schedule 13D filed on
                                     December 24, 1997, which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,817,946
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.8%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                    PAGE 3 OF 19 PAGES



--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          Delmer W. Dallas

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                 (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
-------------------------------------------------------------------------------
                               8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY                   131,144
        OWNED BY            -------- -------------------------------------------
          EACH                 9     SOLE DISPOSITIVE POWER
       REPORTING                     131,144 (subject to the restrictions set
         PERSON                      forth in that certain Affiliate Agreement
          WITH                       dated December 14, 1997 and attached as
                                     Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997, which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          131,144
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                    PAGE 4 OF 19 PAGES

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          Frederick E. Dell

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                 (b) [ ]


--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
         SHARES             -------- -------------------------------------------
      BENEFICIALLY             8     SHARED VOTING POWER
        OWNED BY
                                     239,449
          EACH              -------- -------------------------------------------
       REPORTING               9     SOLE DISPOSITIVE POWER
         PERSON
                                     239,449 (subject to the restrictions set
                                     forth in that certain Affiliate Agreement
                                     dated December 14, 1997 and attached as
          WITH                       Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          239,449
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                    PAGE 5 OF 19 PAGES

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          T. O'Neal Douglas

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                   (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    18,000
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                     18,000 (subject to the restrictions set
                                     forth in that certain Affiliate Agreement
                                     dated December 14, 1997 and attached as
                                     Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
           WITH                      incorporated by reference).
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than .1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                    PAGE 6 OF 19 PAGES

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          Fred Elefant

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                     (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
-------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
            SHARES          -------- -------------------------------------------
         BENEFICIALLY          8     SHARED VOTING POWER
           OWNED BY
                                     500,255
             EACH           -------- -------------------------------------------
          REPORTING            9     SOLE DISPOSITIVE POWER
            PERSON
                                     500,255 (subject to the restrictions set
                                     forth in that certain Affiliate Agreement
                                     dated December 14, 1997 and attached as
             WITH                    Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          500,255
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                    PAGE 7 OF 19 PAGES



--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          Patrick C. Kelly

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                      (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                            -------- -------------------------------------------
           SHARES              8     SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                   1,126,323
                            -------- -------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER
         REPORTING
           PERSON                    1,126,323 (subject to the restrictions set
                                     forth in that certain Affiliate Agreement
                                     dated December 14, 1997 and attached as
                                     Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
            WITH                     incorporated by reference).
                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,126,323
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.7%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                    PAGE 8 OF 19 PAGES


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          Delores Kesler

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
                                                                   (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    1,500
                            -------- -------------------------------------------
          EACH                 9     SOLE DISPOSITIVE POWER
        REPORTING
         PERSON                      1,500 (subject to the restrictions set
                                     forth in that certain Affiliate Agreement
                                     dated December 14, 1997 and attached as
                                     Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,500
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          less than .1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                    PAGE 9 OF 19 PAGES


                                  SCHEDULE 13D

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          William C. Mason

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                      (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                     -0-
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                   PAGE 10 OF 19 PAGES

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          John F. Sasen, Sr.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                       (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    229,844
                            -------- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER

           EACH                      229,844 (subject to the restrictions set
         REPORTING                   forth in that certain Affiliate Agreement
          PERSON                     dated December 14, 1997 and attached as
                                     Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          229,844
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .6%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                   PAGE 11 OF 19 PAGES


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          David A. Smith

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                     (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    209,494
                            -------- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER
           EACH
         REPORTING                   209,494 (subject to the restrictions set
          PERSON                     forth in that certain Affiliate Agreement
                                     dated December 14, 1997 and attached as
                                     Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          209,494
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .5%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                   PAGE 12 OF 19 PAGES


--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON

          James B. Stallings, Jr.

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]
                                                                     (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    47,566
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING
          PERSON                     47,566 (subject to the restrictions set
                                     forth in that certain Affiliate Agreement
                                     dated December 14, 1997 and attached as
                                     Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          47,566
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .1%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                  13D                   PAGE 13 OF 19 PAGES


--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON

          James L.L. Tullis

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                      (b) [ ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER

                                     -0-
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    215,848
                            -------- -------------------------------------------
                               9     SOLE DISPOSITIVE POWER

           EACH                      215,848 (subject to the restrictions set
         REPORTING                   forth in that certain Affiliate Agreement
          PERSON                     dated December 14, 1997 and attached as
                                     Exhibit 6 to the Schedule 13D filed on
                                     December 24, 1997 which is hereby
                                     incorporated by reference).
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          215,848
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [ ]
          SHARES*

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .5%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 7194-OL-107                     13D                PAGE 14 OF 19 PAGES

     This Schedule 13D Amendment No. 1 ("13D Amendment") amends the Schedule 13D (the "Original 13D") filed on December 24, 1997 with the Securities and Exchange Commission ("SEC") on behalf of Gulf South Medical Supply, Inc. ("GSMS"), Delmer
W. Dallas, Frederick E. Dell, T. O'Neal Douglas, Fred Elefant, Patrick C. Kelly, Delores Kesler, William C. Mason, John F. Sasen, Sr., David A. Smith, James B. Stallings, Jr. and James L.L. Tullis (individually, a "Reporting Person" and collectively, "Reporting Persons"). The Original 13D contained inaccurate information as to the shares beneficially owned by GSMS, Patrick C. Kelly, Fred Elefant and James L.L. Tullis, and this 13D Amendment is being filed to correct that information. Unless otherwise noted, the information contained in this 13D Amendment amends and supplements information previously disclosed in the Original 13D, and that Schedule 13D is hereby incorporated by reference.

     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by GSMS or any of the Reporting Persons that he, she or it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Reporting Person has been provided by such Reporting Person.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Original 13D is replaced in its entirety with the following:

     (a) - (b) As a result of the Voting Agreement, GSMS has shared power to vote an aggregate of 2,719,423 shares of Issuer Common Stock (taking into consideration the 737,739 options held by the Reporting Persons listed on
Schedule III) for the limited purposes described in Item 4 above, and such shares constitute approximately 6.6% of the Issuer's Common Stock, based on an aggregate of 40,696,097 shares issued and outstanding as of December 14, 1997. To the extent that GSMS, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are so granted, GSMS will have the sole voting power with respect to such shares in connection with any vote on the Merger, Merger Agreement or the Amendment as described in Item 4.

     If the Option is exercised, GSMS will have the right to acquire
8,098,523 shares of Issuer Common Stock. If acquired, GSMS would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.7% of the Issuer's Common Stock, based on an aggregate of 40,696,097 shares issued and outstanding as of December 14, 1997.

     As a result of the Voting Agreement and if the Option is exercised, GSMS may be deemed to beneficially own an aggregate of 10,817,946 shares of Issuer Common Stock (taking into consideration the 737,739 options held by the Reporting Persons listed on Schedule III), and such shares would constitute approximately 21.8% of the Issuer's Common Stock, based on an aggregate of 40,696,097 shares issued and outstanding as of December 14, 1997.

CUSIP NO. 7194-OL-107                     13D                PAGE 15 OF 19 PAGES

     Set forth on Schedule III opposite each Reporting Person's name is (i) that number of shares of Issuer Common Stock beneficially owned by such Reporting Person as of the date hereof (identifying those shares which there is a right to purchase) and (ii) the percentage of issued and outstanding Issuer Common Stock that such shares represent (based on an aggregate of 40,696,097 shares of Issuer Common Stock issued and outstanding as of December 14, 1997). As a result of and subject to the Voting Agreement, each of the Reporting Persons, other then GSMS, share voting power with GSMS to vote that number of shares of Issuer Common Stock as is set forth on Schedule III opposite such Reporting Person's name for the limited purposes described in Item 4 above.

     Thomas G. Hixon owns 10,000 shares of Issuer Common Stock. To GSMS' knowledge, no other shares of Issuer Common Stock are beneficially owned by any of the other persons named in Schedule I.

     (c) Neither GSMS, nor, to GSMS' knowledge, any person named in Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days. Each Reporting Person represents on behalf of itself that it has not affected any transaction in Issuer Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

CUSIP NO. 7194-OL-107                     13D                PAGE 16 OF 19 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 16, 1998            GULF SOUTH MEDICAL SUPPLY, INC.



                                   /s/  Stanton Keith Pritchard
                                   ---------------------------------------
                                   By:      Stanton Keith Pritchard
                                   Title:   Senior Vice President, Business
                                   Development and Administration, Secretary and General Counsel

CUSIP NO. 7194-OL-107               13D                      PAGE 17 OF 19 PAGES

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 16, 1998                           /s/ James L.L. Tullis

                                                  /s/ Delores Kesler

                                                  /s/ Patrick C. Kelly

                                                  /s/ John F. Sasen, Sr.

                                                  /s/ David A. Smith

                                                  /s/ James B. Stallings, Jr.

                                                  /s/ Frederick E. Dell

                                                  /s/ Delmer W. Dallas

                                                  /s/ T. O'Neal Douglas

                                                  /s/ Fred Elefant

                                                  /s/ William C. Mason

CUSIP NO. 7194-OL-107                     13D                PAGE 18 OF 19 PAGES

                                   SCHEDULE I


       Name and Residence or
        Business Address if                                                      Name and Address of any Corporation
    different from that listed             Principal Occupation                       or Other Organization in
          in Column Three                      or Employment                        Which Employment is Conducted
    --------------------------             --------------------                  -----------------------------------
    David L. Bogetz              Senior Vice President, Private Equity      ABN Amro Chicago Corporation
                                 Management                                 208 South LaSalle, 10th Floor
                                                                            Chicago, IL  60604

    Guy W. Edwards               Consultant                                 Not applicable.
    567 Arbor Drive
    Madison, MS  39110

    Melvin L. Hecktman           President                                  Hecktman Management
                                                                            104 Wilmot Road, Suite 300
                                                                            Deerfield, IL  60015

    Thomas G. Hixon              President, Chief Executive Officer and     Gulf South Medical Supply, Inc.
                                 Chairman of the Board                      One Woodgreen Place
                                                                            Madison, MS  39110

    William W. McInnes           Retired                                    Not applicable.
    116 30th Avenue South
    Nashville, TN  37212

    Stanton Keith Pritchard      Senior Vice President, Business            Gulf South Medical Supply, Inc.
                                 Development and Administration,            One Woodgreen Place
                                 Secretary and General Counsel              Madison, MS  39110

    Steven L. Richardson         Senior Vice President, Operations          Gulf South Medical Supply, Inc.
                                                                            One Woodgreen Place
                                                                            Madison, MS  39110

    Edward Schulman              Senior Vice President, Sales and           Gateway Healthcare Corporation
                                 Marketing                                  2900 Hungary Road, Suite 200
                                                                            Richmond, VA  23228

    John L. Vaughn, Jr.          Vice President, Finance                    Gulf South Medical Supply, Inc.
                                                                            One Woodgreen Place
                                                                            Madison, MS  39110

    Donna C.E. Williamson        Not applicable.                            Not applicable.
    345 Birch Street
    Winnetka, IL  60093

[CUSIP NO. 7194-OL-107 #13D]                             [PAGE 19 OF 19 PAGES]


                                  SCHEDULE III

                                                                              Percentage of Outstanding
                                            Number of Shares of Issuer         Shares of Issuer Common
                                                   Common Stock                      Stock as of
Individual                                      Beneficially Owned                December 14, 1997

----------------------------------------- -------------------------------- ---------------------------------
Gulf South Medical Supply, Inc. (1)                 10,817,946                            21.8%

----------------------------------------- -------------------------------- ---------------------------------
Delmer W. Dallas                                       131,144                              .3%

----------------------------------------- -------------------------------- ---------------------------------
Frederick E. Dell (2)                                  239,449                              .6%

----------------------------------------- -------------------------------- ---------------------------------
T. O'Neal Douglas                                       18,000                    less than .1%

----------------------------------------- -------------------------------- ---------------------------------
Fred Elefant (2)(4)                                    500,255                             1.2%

----------------------------------------- -------------------------------- ---------------------------------
Patrick C. Kelly (2)(3)                              1,126,323                             2.7%

----------------------------------------- -------------------------------- ---------------------------------
Delores Kesler                                           1,500                    less than .1%

----------------------------------------- -------------------------------- ---------------------------------
William C. Mason                                            -0-                             -0-

----------------------------------------- -------------------------------- ---------------------------------
John F. Sasen, Sr. (2)                                 229,844                              .6%

----------------------------------------- -------------------------------- ---------------------------------
David A. Smith (2)                                     209,494                              .5%

----------------------------------------- -------------------------------- ---------------------------------
James B. Stallings, Jr. (2)                             47,566                              .1%

----------------------------------------- -------------------------------- ---------------------------------
James L.L. Tullis (5)                                  215,848                              .5%
----------------------------------------- -------------------------------- ---------------------------------

(1)  Includes shares subject to the Voting Agreement discussed in Item 4.

(2) Included in such beneficial ownership are shares of Common Stock issuable upon the exercise of certain options exercisable immediately or within 60 days of December 14, 1997 as follows: Mr. Kelly, 411,806 shares; Mr. Sasen, 110,106 shares; Mr. Dell, 66,160 shares; Mr. Smith, 73,266 shares; Mr. Stallings, 44,566 shares; Mr. Elefant, 17,539 shares; Mr. Tullis,
     14,296 shares. Also included in such beneficial ownership are shares held for the account of the Issuer's Employee Stock Ownership Plan as follows:
     Mr. Kelly, 77,487 shares; Mr. Sasen, 18,872 shares; Mr. Smith,
     25,959 shares; and Mr. Dell, 96,420 shares.

(3)  Excludes 400,000 shares held in trust for Mr. Kelly's daughters.

(4) Includes 400,000 shares held in trust for Mr. Kelly's daughters for which Mr. Elefant serves as co-trustee.

(5) Includes 127,881 shares owned by Tullis Dickerson Capital Focus, L.P. and 11,200 shares owned by Tullis-Dickerson Partners. Mr. Tullis is the general partner of Tullis-Dickerson, the sole general partner of Tullis-Dickerson Capital Focus, L.P.